Exhibit 99.1

Unlocking Long Term Value 25 July, 2016 A preliminary prospectus supplement to a final base shelf prospectus dated July 21, 2014 (the “Preliminary Prospectus”) containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the Preliminary Prospectus, and any amendment, is required to be delivered with this document. The Preliminary Prospectus is still subject to completion. This document does not provide full disclosure of all material facts relating to the securities offered. Prospective purchasers should read the Preliminary Prospectus, final prospectus supplement and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

DISCLAIMER AND OTHER MATTERS 2 SAFE HARBOR: Some statements contained in this presentation are forward-looking statements or forward-looking information (collectively, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements relate to: additional payments from RGLD Gold AG under the streaming agreement; completion of the convertible debt offering and the equity offering; terms of the convertible debt offering and the equity offering; use of proceeds and financial impact of the convertible debt offering and the equity offering; the timing and duration of the shutdown at Wassa; the effect of the Wassa shutdown and seasonality on Wassa production; the improvement of grades at Wassa due to Wassa Underground production; the timing for first ore and commercial production, and average annual production, from Wassa Underground; the result of the Wassa feasibility study, including life of mine; any production extension from the Prestea open pits; the opportunity for cost savings at the Prestea open pit and underground operations; production and cash operating costs for 2016; the results of the Prestea Underground mine feasibility study, including production, life of mine cash operating costs per ounce and all-in sustaining costs per ounce, and the impact of the change to mechanized shrinkage mining at Prestea Underground thereon; future work to be completed at Prestea Underground Mine, including the timing for mechanical and electrical rehabilitation work, as well as pre-development and development work and stoping; the timing of and amount of production from each of Wassa Underground mine and Prestea Underground Mine; and the ability to continue growth and extend mine life of the Prestea open pits; capital expenditures for the development of Wassa Underground and Prestea Underground mine. Factors that could cause actual results to differ materially include timing of and unexpected events at the Bogoso/Prestea and/or the Wassa processing plants; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals and permits; construction delays; the availability and cost of electrical power; timing and availability of external financing on acceptable terms or at all; technical, permitting, mining or processing issues, including difficulties in establishing the infrastructure for Wassa Underground, inconsistent power supplies, plant and/or equipment failures and an inability to obtain supplies and materials on reasonable terms (including pricing) or at all; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015, the Offering Memorandum and the Prospectus filed on SEDAR at www.sedar.com. The forecasts contained in this presentation constitute management's current estimates, as of the date of this presentation, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this presentation represent management's estimate as of any date other than the date of this presentation. NON-GAAP FINANCIAL MEASURES: In this presentation, we use the terms "cash operating cost per ounce" and "all-in sustaining cost per ounce“ or “AISC per ounce”. These terms should be considered as Non-GAAP Financial Measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards. "Cash operating cost per ounce" for a period is equal to the cost of sales excluding depreciation and amortization for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period. "All-in sustaining costs per ounce" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs, divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from operations. These measures are not representative of all cash expenditures as they do not include income tax payments or interest costs. These measures are not necessarily indicative of operating profit or cash flow from operations as would be determined under International Financial Reporting Standards. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are the same or similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance. In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures, non-cash impairment charges and severance charges, the Company calculates adjusted net earnings / (loss) attributable to Golden Star shareholders" and "adjusted net earnings/ (loss) per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements. INFORMATION: The information contained in this presentation has been obtained by Golden Star from its own records and from other sources deemed reliable, however no representation or warranty is made as to its accuracy or completeness. The technical information relating to Golden Star's material properties disclosed herein is based upon technical reports prepared and filed pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and other publicly available information regarding the Company, including the following: (i) “NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana” effective December 31, 2014; (ii) “NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective December 31, 2013, and (iii) “NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground gold project in Ghana” effective November 5, 2015. Additional information is included in Golden Star's Annual Information Form for the year ended December 31, 2015 which is filed on SEDAR. Mineral Reserves were prepared under the supervision of Dr. Martin Raffield, Senior Vice President Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101. The Qualified Person reviewing and validating the estimation of the Mineral Resources is S. Mitchel Wasel, Golden Star Resources Vice President of Exploration.

DISCLAIMER AND OTHER MATTERS (CONTINUED) 3 SECURITIES LAW COMPLIANCE: This presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The convertible debentures and common shares issuable upon conversion of the convertible debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless an exemption from such registration is available. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the company’s preliminary prospectus supplement to a short form base shelf prospectus dated July 21, 2014 and the company’s preliminary offering memorandum and any amendments thereto for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Golden Star has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the equity offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Golden Star and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Golden Star, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (Email: torbramwarehouse@datagroup.ca or Telephone: 905-791-3151 ext. 4020) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at (800)-414-3627 or by email at bmoprospectus@bmo.com. CAUTIONARY NOTE REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: This presentation uses mineral reserve and resource classification terms that comply with reporting standards in Canada, and mineral reserve and resource estimates that are made in accordance with 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information in this presentation is not comparable to similar information disclosed by domestic U.S. reporting companies subject to reporting and disclosure requirements under U.S. federal securities laws. For domestic U.S. reporting companies, SEC Industry Guide 7, as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, a final or “bankable” feasibility study is required to report reserves, the three year average historical price is used in any reserve or cash flow analysis to designate reserves and all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates in this presentation may not qualify as “reserves” under SEC standards. In addition, this presentation use the terms “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Mineral resources have significant uncertainty as to their existence, and significant uncertainty as to their economic and legal feasibility. Further, “inferred mineral resources” have significant uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, it cannot be assumed that all or any part of “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “indicated mineral resources” or “inferred mineral resources” in this presentation is economically or legally mineable. CURRENCY: All monetary amounts refer to United States dollars unless otherwise indicated.

DELIVERING ON STRATEGY 4 GOAL: to become a stable, reliable, predictable gold producer Eliminated the high cost refractory production Converted mineral reserve base to all non–refractory ounces 2016 strategic focus: Bring Wassa Underground into production as planned Advance Prestea Underground Improve Balance Sheet Disciplined approach to all aspects of the business Additional Strategic Initiatives Implemented Improved composition of board adding enhanced operational, development and finance skill sets Empowered operational management – executive management moved on site Moved head office from Denver to Toronto, and have reduced corporate G&A by almost 40% from 2012 Focus on sustainable and harmonious local relationships – local employment focus with decision making pushed to site level Operational Update Company remains on track to achieve full year production, operating cash cost and capital expenditure guidance First stope successfully blasted at Wassa Underground on July 10 Q2 Gold production of 42,461 ounces, in line with expectations Wassa Q2 production: 21,543 ounces Prestea Q2 production: 20,918 ounces Production from Wassa was impacted by a 2.5 week scheduled plant shutdown Ball mill foundation rebuilt, critical components of the primary crusher replaced and electrical system in the carbon-in-leach plant upgraded

INVESTMENT HIGHLIGHTS 5 Multi-asset diversification with two core projects situated in the Ashanti Gold Belt in Ghana Clearly defined near-term production growth profile, with underground projects at Wassa and Prestea projected to grow production to in excess of 250 kozpa Au, compared to 2016E guidance of 180 – 205 koz Au Stock remains undervalued relative to its peer group – potential for re-rating if refinancing overhang is removed Numerous opportunities exist for mine life extension Phased out high cost refractory production and reserve base is now only non-refractory ounces Underground operations at Wassa and Prestea forecast to average cash costs of US$780/oz and US$468/oz, respectively, over life of mine (“LOM”) Ownership of a broader prospective land package within Ghana Potential for significant reserve growth by further exploration at underground projects Note: Information in connection with relative valuation measures has been redacted in accordance with section 13.8(4) of NI 41-101.

ILLUSTRATIVE PROFORMA FINANCIAL IMPACT

Q2 2016 DEBT MATURITY SCHEDULE (US$ MM)



Equipment Financing Loans
Finance Leases
Ecobank Loan II
Convertible Debentures
Royal Gold Loan
Other Long Term Liabilities
5
81
19
38
3
--
Q3 - YE 2016
2017
2018
2019
2020
2021

PROFORMA DEBT MATURITY SCHEDULE (US$ MM)



Equipment Financing Loans
Finance Leases
Ecobank Loan II
Convertible Debentures(1)
Royal Gold Loan
Other Long Term Liabilities
New Convertible Notes
2
19
14
32
--
65
Q3 - YE 2016
2017
2018
2019
2020
2021

NET DEBT[2]

		Current	Proforma[A]
Ecobank Loan	(US$ mm)	$22	--
Royal Gold Term Loan	(US$ mm)	$18	$18
5.0% Convertible Debentures	(US$ mm)	$59	$17
New Convertible Debt	(US$ mm)	--	$63
Other Debt[3]	(US$ mm)	$27	$27
Debt	**(US$ mm)**	**$127**	**$125**
Less: Cash[4]	(US$ mm)	($28)	($39)
Net Debt	**(US$ mm)**	**$99**	**$86**

(A) Including impact of exchange of 5% convertible for newly issued convertible debt.

SOURCES & USES

Sources

	(US$ mm)
Proceeds from Equity Offering	$30
Exchange of 5.0% Convertible Debt for Newly Issued Convertible Debt	$40
Proceeds from Newly Issued Convertible Debt	$25
Total Sources	**$95**

Uses

	(US$ mm)
Settle 5.0% Convertible Debt	$57
Transaction Costs	$4
Repayment of EcoBank	$22
Excess Cash	$12
Total Uses	**$95**

This is a transformative transaction that de-risks the balance sheet

Source: Company filings
1. Proceeds are used to retire US$57.25 mm of the existing convertible debentures, US$16.6 mm remains to be repaid in 2017.
2. Balances are as per Q2 disclosure, adjusted for publically disclosed subsequent events.
3. Includes equipment financing loans, finance leases and vendor agreement.
4. Q2 cash balance adjusted for publically disclosed subsequent events (Receipt of US$20 mm Royal Gold deposit).

6

GOLDEN STAR

7 Over 2015, the high cost refractory ounces were phased out The refractory operation was suspended in Q3 with some residual ounces in Q4 YTD 2016 production comprised of only non-refractory production Quarterly Production (koz) FOCUSED ON LOW COST OUNCES – REFRACTORY OPERATION SUSPENDED IN Q3 2015

WHAT TO EXPECT IN 2016 8 See note on slide 2 regarding Non-GAAP Financial Measures * - includes 20,000 – 25,000 of pre commercial production from the Wassa Underground 2016 Production*: 180,000 – 205,000 ounces Cash Operating Costs1 : $815 – $925 per ounce Stable production base established Q3 is expected to be impacted slightly by rainy season Q4 production reflects the contribution from the Wassa Underground Q1A Q2A Q3 Q4 2016E Quarterly Production Profile Wassa Prestea Wassa Underground 53,217 42,461

FUTURE PRODUCTION PROFILE 9 2016 production expected 180,000 – 205,000 ounces Future production* increases by approximately 30% once both Underground operations are fully ramped up to average annual production: Total Wassa* – 160,000 ounces Total Prestea* – 90,000 ounces Opportunity Continued growth and mine life extension of the Prestea open pits Potential for significant Mineral Reserve growth at Underground projects with continued exploration 180,000 – 205,000 ozs. 250,000 ozs. Future production to increase by 30% * Based on average annual production as per the respective feasibility studies. Please refer to the company’s filings on SEDAR.

TWO OPERATING MINES ON PROLIFIC ASHANTI GOLD BELT 10

Wassa – Underground Stoping Commenced

WASSA UNDERGROUND

OVERVIEW

- Feasibility study estimates total LOM average annual production of 160 koz
- Average LOM Cash Operating Costs of US$780/oz
- Stoping commenced at Wassa Underground in mid-2016, as scheduled
- First stope blasted in the F Shoot using longitudinal longhole open stoping
- Development rate is currently 10-12 metres per day
- Ore from the underground will be blended with open pit ore
- Tonnes processed will remain the same and grades will improve
  - Approximately 2,000-2,500 tpd is the expected contribution from the UG once fully ramped up
- **Commercial production expected in early 2017**

LIFE OF MINE ESTIMATES[1]

WASSA PRODUCTION (OZ)



120,000 - 135,000
25%
160,000
2016E
Average LOM

WASSA CASH COSTS (US$/OZ)



$800 - $900
8%
$780
2016E
Average LOM

100,000- 110,000 ounces
of production expected from the open pit in 2016 at cash operating costs of
$800 - $900 per ounce

20,000 – 25,000 ounces
of pre- commercial production expected from the Underground in 2016

33% growth in commercial ounces expected with declining costs

Source: Company filings
1. Based on average annual production as per the feasibility study.

12

GOLDEN STAR

CHANGING THE APPROACH TO UNLOCK VALUE 13 New focus resulted in significant cost reductions Mining costs reduced by 37% from 2013 to 2015 Site G&A reduced by over 40% over the same period To accelerate cash flow generation – higher grade portion of the ore body to be accessed from the underground Acquired in 2001 Production began in 2005 with the mining of numerous shallow open pits of varying grades Production and costs variable Haulage costs increased over time as distance to processing plant increased Strategic focus: One main large ore body Main pit in production since 2013 Increase productivity Larger equipment Reduce reliance on contract mining 500 metres from mill Mill efficiency Throughput and recoveries

UNDERGROUND MINE DESIGN 14 BS West stopes F Shoot BS Stopes

WASSA Q2 2016 OPERATIONAL PERFORMANCE 15 Q2 2016 Q1 2016 Q4 2015 Ore mined kt 651 610 806 Waste mined kt 2,629 2,406 2,924 Ore processed kt 574 641 620 Grade processed g/t 1.16 1.64 1.77 Recovery % 94.0 94.1 93.9 Gold Production oz 21,543 31,273 31,395 Gold sales oz 21,092 30,887 30,880 Cash Operating Cost $/oz 975 706 625 Consistent performance leading up to scheduled plant shutdown at the beginning of Q2 2016 Grades and recovery were lower in Q2 2016 Note: See note on slide 2 regarding Non-GAAP Financial Measures

Prestea

PRESTEA OPEN PIT & UNDERGROUND MINES

OVERVIEW

- Production from Prestea replaced high cost refractory ounces
  - Open pit bridging the production gap until underground production established
- Prestea open pits have been contributing to production since July 2015
- Growth in Prestea Mineral Reserves indicates potential production extension from the open pits
- Rehabilitation of the underground underway
- Underground mine established in late 1800's, 9M oz of historic production
  - Two surface and two internal shafts operational
- **First gold from Prestea Underground expected in mid-2017**

LIFE OF MINE ESTIMATES[1]



PRESTEA PRODUCTION (OZ)
60,000 - 70,000
38%
90,000
2016E
Average LOM
PRESTEA CASH COSTS (US$/OZ)
$840 - $970
48%
$468
2016E
Average LOM

60,000 – 70,000 ounces
of production expected in 2016 from the Prestea open pits at cash operating costs of
$840 - $970 per ounce

Combined open pit & underground operation provides opportunity for significant cost savings

Source: Company filings
1. Based on average annual production as per the feasibility study.

17

GOLDEN STAR

PRESTEA UNDERGROUND PROJECT UPDATE 18 Rehabilitation works – COMPLETED Long lead time equipment ordered – COMPLETED Mechanical and electrical upgrades – to be completed in Q3 2016 Pre-development of the Mineral Resource to begin Q4 2016 Stoping expected to commence in mid-2017 Ramping up to 650 tonnes per day by end of 2017 First gold from Prestea Underground on track for mid-2017

PRESTEA OPEN PITS & PRESTEA UNDERGROUND 19 West Reef (WR) Prestea Open Pits Mineral Resources Tonnes (000) Grade g/t Au Ounces (000) Prestea South 2,568 2.12 175 Prestea Underground 1,597 15.52 797 Bogoso / Prestea Other 2,151 1.70 118 Total 6,316 5.37 1,090

PRESTEA OPEN PITS Q2 2016 OPERATIONAL PERFORMANCE Q2 2016 Q1 2016 Q4 2015 Ore mined kt 306 383 301 Waste mined kt 1,067 1,145 894 Ore processed kt 378 362 318 Grade processed g/t 1.95 2.21 2.36 Recovery % 85.9 84.4 83.1 Gold Production oz 20,918 21,944 20,746* Gold sales oz 20,912 21,782 20,498* Cash Operating Costs $/oz 943 742 849 20 Q4 2015 provides benchmark for non-refractory production expectation and better comparability Q2 production consistent with level established in Q4 2015 * Includes 1,042 refractory ounces Note: See note on slide 2 regarding Non-GAAP Financial Measures

Bring Wassa Underground into production as planned Advance Prestea Underground De risk balance sheet Disciplined approach to all aspects of the business Moving Forward – 2016 and Beyond

+1 416 538 3800 NYSE MKT: GSS investor@gsr.com TSX: GSC

APPENDIX

RESERVES AND RESOURCES AS AT 31 DECEMBER 2015 24 Note: Resources shown inclusive of reserves. Tonnes Grade Ounces (000) (g/t Au) (000) Proven Reserves Wassa 1,046 1.09 37 Bogoso / Prestea 25 2.69 2 Total 1,071 1.12 39 Probable Reserves Wassa 19,319 2.33 1,450 Bogoso / Prestea 3,237 6.29 654 Total 22,556 2.90 2,104 Total Proven & Probable 23,626 2.82 2,143 Measured Resources Wassa 243 1.72 13 Bogoso / Prestea - - - Total 243 1.72 13 Indicated Resources Wassa 54,404 2.03 3,543 Bogoso / Prestea 21,452 3.72 2,564 Total 75,856 2.50 6,107 Total Measured & Indicated 76,100 2.50 6,120 Inferred Resources Wassa 16,492 4.15 2,200 Bogoso / Prestea 4,997 6.88 1,105 Total 21,486 4.78 3,305

ROYAL GOLD FINANCING ARRANGEMENT 25 In July 2015 (subsequently amended in December 2015) Golden Star announced a financing from Royal Gold, for total aggregate proceeds of US$165 mm Facilitate development of Wassa and Prestea underground mines Retire outstanding Ecobank I loan debt Gold stream of US$145 mm over Bogoso, Prestea and Wassa: To deliver from January 1, 2016, 9.25% of gold production at a cash purchase price of 20% of spot gold From January 1, 2018 or commercial production of the underground mines, whichever is sooner, to deliver 10.50% of production at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered Thereafter, 5.5% of all production at a cash purchase price of 30% of spot gold to be delivered (‘tail stream’) Option to repurchase 50% of the tail stream Golden Star would retain the upside from any new operations as the tail stream would not be applied US$115 mm payments received to date, with the remaining US$30 mm to between October 2016 and January 2017 A total of 21,489 ounces have been delivered as at 30 June 2016 Four year US$20 mm secured term loan: Interest rate linked to gold price(1) At a gold price of US$1,200/oz the interest rate would be 7.5% Rate is not to exceed 11.5% No early prepayment penalty Subject to an agreed quarterly excess cash flow sweep from the third quarter of 2017 onwards Royal Gold to take security against mining assets SUMMARY OF KEY Terms Funds received will facilitate development of Wassa and Prestea underground mines which are expected to be in production by late 2016 Financing enables Golden Star to implement the company strategy to transform to a low cost, non-refractory producer RGLD will provide Golden Star with a $130 million advance payment to be used for the development of underground mines and general corporate purposes Golden Star will initially deliver 8.5% of all production to RGLD at a cash purchase price of 20% of spot gold until 185,000 ounces have been delivered A further 5% of all production at a cash purchase price of 20% of spot gold will be delivered thereafter until an additional 22,500 ounces have been delivered Thereafter 3% of all production at a cash purchase price of 30% of spot gold will be delivered RGI will provide Golden Star a four year $20 million loan at a gold price linked interest rate of 0.625% per $100, being 7.5% at a gold price of $1,200 Golden Star's outstanding Ecobank I loan of $38 million will be retired on receipt of the funds from RGI and RGLD- See more at: http://www.gsr.com/investors/news/news-details/2015/Golden-Star-Announces-150-million-Financing-from-Royal-Gold-Inc-to-advance-Wassa-and-Prestea-Underground-Mines/default.aspx#sthash.LxF4l5zq.dpuf Source: Company filings 1. Calculated as the product of the average spot gold price over the quarter and 62.50% divided by 10,000.

NEW SUSTAINABLE COST1 STRUCTURE 26 Cash Operating Costs - See note on slide 2 regarding Non-GAAP Financial Measures Q2 2016 cash cost of $959/oz, due to a 15% decrease in gold sold in the second quarter at Wassa arising from scheduled plant downtime. Significant reduction in power & consumables reflects non-refractory only production going forward FY 2014 $721 per ounce 37% 17% 9% 28% 1% 4% 3% FY 2015 $976 p er ounce 48% 14% 9% 18% 1% 6% 4% Q4 2015 $715 per ounce 54% 15% 9% 11% 1% 5% 5% Q1 2016 2

Indicated Resource Inferred Resource WASSA FEASIBILITY STUDY 27 FS includes M&I Resources only Underground Reserves of 5.4Mt at 4.26 g/t Au for 745,000 oz FS RESULTS – MARCH 2015 COC PER OZ $780 AISC PER OZ $938 IRR 83% NPV5% $176M CAPEX $39M *Assumption of a gold price of $1,200 per ounce used in these calculations. For further critical assumptions used in these assessments, please refer to the report "NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana" which is filed on SEDAR dated 3 November 2015.

Indicated Resource Inferred Resource WASSA FUTURE POTENTIAL 28 PEA included Resources of 8.3Mt at 4.49 g/t Au for 1.20M oz PEA RESULTS – SEPTEMBER 2014 COC PER OZ $684 AISC PER OZ $778 IRR 90% NPV5% $271M *Assumption of a gold price of $1,200 per ounce used in these calculations. For further critical assumptions used in these assessments, please refer to the report "NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana" which is filed on SEDAR dated 3 November 2015.

WASSA - B SHOOT AND F SHOOT RELATION 29 B Shoot stopes F shoot Resource